THE RBB FUND, INC.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

December 17, 2007

VIA EDGAR TRANSMISSION

Randolph Koch, Esquire

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc.

Withdrawal of Post-Effective Amendment No. 123 on Form N-1A

(Accession No. 0001193125-07-265726)

(File Nos. 33-20827 and 811-5518)

Ladies and Gentlemen:

On behalf of The RBB Fund, Inc. (the “Company”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 123 to the Company’s Registration Statement on Form N-1A together with all exhibits pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), filed via EDGAR on December 14, 2007 (“Post-Effective Amendment No. 123”).

The Company is requesting that Post-Effective Amendment No. 123 be withdrawn because the Company’s EDGAR filing agent did not identify Post-Effective Amendment No. 123 as being filed under the Investment Company Act of 1940, as amended, as well as under the Act. No securities have been sold in connection with the proposed offering.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of Post-Effective Amendment No. 123 has been signed by the President of the Company on this 17th day of December, 2007. Please contact Edward Searle at 215-988-2442 with any questions you may have concerning this application

Sincerely,

/s/ Edward J. Roach
Edward J. Roach
President and Treasurer

cc:	James Shaw

Michael P. Malloy, Esq.